FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")

# 855 - 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2 Date of Material Change

May 14, 2025.

Item 3 News Release

The press release attached as Schedule "A" was released on May 14, 2025 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

May 15, 2025.

Schedule "A"

HIVE Digital Technologies Announces Upsized ATM Under the Existing Base Shelf

This news release constitutes a "designated news release" for the purposes of the Company's amended and restated prospectus supplement dated May 14, 2025 to its short form base shelf prospectus dated September 11, 2024.

San Antonio, Texas--(Newsfile Corp. - May 14, 2025) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE"), a global leader in sustainable digital infrastructure, is pleased to announce that it has entered into an amended and restated equity distribution agreement (the "Amended Equity Distribution Agreement") among Keefe, Bruyette & Woods, Inc., Stifel Nicolaus Canada Inc., Canaccord Genuity, Roth Canada, Inc., B. Riley Securities, Inc., and Northland Securities, Inc. (collectively, the "Agents"). The Amended Equity Distribution Agreement restates and supersedes the previous equity distribution agreement, dated October 3, 2025 (the "October Agreement"), among the Company and the Agents, pursuant to which the Company sold common shares of the Company (the "Common Shares") for aggregate proceeds of US$180,773,096. Pursuant to the Amended Equity Distribution Agreement, the Company may sell up to US$119,226,903 of Common Shares (the "ATM Program").

The Common Shares will be issued by the Company to the public from time to time, through the Agents, at the Company's discretion. The Common Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale.

Under the Amended Equity Distribution Agreement, sales of Common Shares will be made by the Agents through "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions on the TSX Venture Exchange and the Nasdaq Stock Market. The Company is not obligated to make any sales of Common Shares under the Amended Equity Distribution Agreement. The Company has the flexibility to terminate the Amended Equity Distribution Agreement prior to reaching the US$119,226,903 in gross proceeds.

The Company intends to use the net proceeds of the ATM Program, if any, principally for general corporate and working capital requirements, funding ongoing operations, to repay indebtedness outstanding from time to time, to complete future acquisitions, or for other corporate purposes.

The ATM Program is being established pursuant to an amended and restated prospectus supplement dated May 14, 2025 (the "Prospectus Supplement"), which has been filed with the securities regulatory authorities in each of the provinces and territories of Canada, supplementing the Company's short form base shelf prospectus dated September 11, 2024 (the "Base Shelf Prospectus") and included in the Company's registration statement on Form F-10 filed with the U.S. Securities Exchange Commission (the "Registration Statement").

Copies of the Prospectus Supplement and the Base Shelf Prospectus are available on SEDAR+ at www.sedarplus.ca and copies of the Registration Statement, which includes the Prospectus Supplement, are available on EDGAR at www.sec.gov. Copies of such documents may also be obtained from: Stifel Nicolaus Canada Inc., Attention: 161 Bay Street, Suite 3800, Toronto, ON M5J

2S1; Keefe, Bruyette & Woods, Inc., Attention: 787 Seventh Avenue, 4th Floom, New York, New York 10019; or by email at USCapitalMarkets@kbw.com. These documents contain important information about the ATM Program. Prospective investors should read the offering documents before making an investment decision.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of these Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. is a pioneering technology company advancing sustainable blockchain and AI infrastructure powered by green energy. As the first cryptocurrency miner to go public on the TSX Venture Exchange in 2017, HIVE has grown into a global leader in digital asset mining and AI computing. With operations in Canada, Sweden, and Paraguay, HIVE continues to innovate while reducing its environmental footprint.

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: statements with respect to the future issuance of Common Shares sold under the ATM Program; the aggregate gross proceeds of the ATM Program; and the use of proceeds from any sales of Common Shares under the ATM Program; business goals and objectives of the Company; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to: an inability to meet growth targets; an inability to expand, optimize and sustain the Paraguay operation, the failure of the equipment vendor to honour the BTC option for any reason in the event of exercise by the Company; an inability of the Bitcoin treasury management strategy to achieve the desired results; the ongoing support and cooperation of local authorities and the Government of Paraguay; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, other than as required by law.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/252175